Exhibit 4.159

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Agreement (this "Agreement") is made and entered into as of November 30, 2010, between NGP (Crump 1), a Nevada corporation (the "Assignor"), and Crump Geothermal Company LLC, a Delaware limited liability company (the "Assignee"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Crump LLC Agreement (as defined below).

WHEREAS, Assignor and Ormat Nevada Inc. have jointly formed the Assignee and entered into that certain Limited Liability Company Agreement (the "Crump LLC Agreement") of the Assignee, dated as of the date hereof, to, among other things, engage in the exploration, development, permitting, drilling, financing, construction, owning, operation and maintenance of the Project; and

WHEREAS, the Assignor has agreed to assign to Assignee all of Assignor's right, title and interest in, to and under the Project.

NOW, THEREFORE, in consideration for the promises, agreements and mutual obligations hereinafter set forth, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, intending to be legally bound, the parties hereto covenant and agree as follows:

1. Assignment. Assignor hereby assigns and transfers to Assignee all of Assignor's right, title and interest in, to and under all personal property and other assets held by Assignor and its affiliates relating to the Project, including, without limitation, any field studies, surveys, seismic information, drilling results, reservoir reports, and all other geological, geophysical, or other technical and engineering data and information, any permits, and any other personal property assets pertaining to the Crump Geyser Area and the Project, including the U.S. Department of Energy grant, free and clear of all liens (collectively, the "Assigned Assets"). This assignment shall be effective as of the first date written above.

2. Assumption. Assignee hereby accepts the foregoing assignment and transfer and expressly assumes and agrees to pay, discharge and perform all of the obligations and liabilities arising under the Assigned Assets from and after the date hereof as and when the same shall become due; provided, however, that nothing expressed or implied in this Agreement shall be deemed to be an assumption by Assignee of any liabilities or obligations arising out of any breach by, or liability of, Assignor relating to the Assigned Assets prior to the date hereof. This assumption shall be effective as of the first date written above.

3. Representations and Warranties of Assignor. The Assignor represents and warrants to the Assignee that the following statements are true and correct as of the date hereof:

A. The Assignor is duly incorporated, validly existing, and in good standing under the law of the jurisdiction of its incorporation, and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and all necessary actions by its board of directors (and any other required corporate action) necessary for the due authorization, execution, delivery, and performance of this Agreement by the Assignor have been duly taken.

B. The Assignor has duly executed and delivered this Agreement, and it constitutes the legal, valid and binding obligation of the Assignor enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency or similar laws of general application and by the effect of general principles of equity, regardless of whether considered at law or in equity).

C. The Assignor's authorization, execution, delivery, and performance of this Agreement does not and will not (A) conflict with, or result in a breach, default or violation of, (1) the Assignor's organizational documents, (2) any contract or agreement to which the Assignor is a party or is otherwise subject, or (3) any law, rule, regulation, order, judgment, decree, writ, injunction or arbitral award to which the Assignor is subject; or (B) require any consent, approval or authorization from, filing or registration with, or notice to, any governmental authority or other person, unless such requirement has already been satisfied.

D. The Assignor has good and marketable title to the Assigned Assets, free and clear of all liens.

4. Further Assurance. After the date hereof, Assignor and Assignee shall each take such further actions and execute and deliver such further documents as may reasonably be requested by the other party to give effect to the purposes of and the transfer provided for in this Agreement.

5. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

6. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the state of New York, without regard to principles of conflicts of law thereof that would result in the application of the laws of any other jurisdiction. The parties hereby irrevocably submit to the non-exclusive jurisdiction of any state or federal court in New York with respect to any action or proceeding arising out of or relating to this Agreement. Each party hereto irrevocably and unconditionally waives trial by jury in any action, suit or proceeding relating to a dispute and for any counterclaim with respect thereto.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

ASSIGNOR:

NGP (CRUMP 1)

By: /s/ Andrew Studley
Name:
Title:

ASSIGNEE:

CRUMP GEOTHERMAL COMPANY LLC

By ORMAT NEVADA INC., its Manager

By: /s/ Connie Stechman
Name: Connie Stechman
Title: Assistant Secretary

PROVINCE OF BRITISH COLUMBIA	)
	)	ss
)
CITY OF VANCOUVER	)

On this 30th day of November, 2010, before me a Notary Public in and for said Province and City, personally appeared ANDREW STUDLEY, Secretary and Treasurer of NGP (CRUMP 1), personally known (or proved) to me to be the person who executed the above ASSIGNMENT AND ASSUMPTION AGREEMENT, and acknowledged to me that he executed the same for the purposes stated therein.

STATE OF ____________________	)
	)	ss
)
COUNTY OF ____________________	)

On this _____ day of ___________________, 2010, before me a Notary Public in and for said State and County, personally appeared _________________, the __________________ of CRUMP GEOTHERMAL COMPANY LLC, personally known (or proved) to me to be the person who executed the above ASSIGNMENT AND ASSUMPTION AGREEMENT, and acknowledged to me that he executed the same for the purposes stated therein.

STATE OF Nevada	)
	)	ss
)
COUNTY OF Washoe	)

On this 30th day of November, 2010, before me a Notary Public in and for said State and County, personally appeared Connie Stechman, the Assistant Secretary of Ormat Nevada Inc., the manager of CRUMP GEOTHERMAL COMPANY LLC, personally known (or proved) to me to be the person who executed the above ASSIGNMENT AND ASSUMPTION AGREEMENT, and acknowledged to me that he executed the same for the purposes stated therein.